Autovative Products, Inc.

502 N. Santa Fe Avenue, Ste. D

Vista, CA 92083

November 4, 2011,

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 5th Street, N.W.

Washington, D.C. 20549

Attn: John Dana Brown and\or Susan Block

Re: Autovative Products, Inc.

Registration Statement on Form S-1 Amendment 3

Filed June 29, 011

File No. 333-175212

Dear Mr. John Dana Brown and\or Susan Block:

This letter is submitted on behalf of Autovative Products, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Registration Statement”), as set forth in your letter dated October 28, 2011 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.  The Company’s responses set forth below are incorporated in Amendment No. 3 (the “Amendment”) to the Registration Statement filed as of the date hereof.

Per the Staff’s comment No. 30 this amendment has been marked to reflect changes.

Registration Statement Cover Page

1. We note the statement at the top of the page indicating “As filed . . . on June 28,

2011.” Please update in future filings to reflect the date the amendment is filed.

Registration Fee Table

Change made

2. Given that you are registering a number of shares, please revise to indicate that you are registering under Rule 457(a).

Revision made.

Organizational History, page 5

3. We note your response to our prior comment six, and we reissue the comment.

Please reconcile your disclosure on page five that in the near future you “plan on enhancing [y]our online marketing through website development and social media” with your Description of Business section which seems to convey a different marketing strategy. Additionally please revise to clarify what you mean by “emerging technologies” and “new and emerging digital technologies” on page six.

Revision was done to better coordinate with Business Strategy on page 17.

On page six-“emerging technologies” and “new and emerging digital technologies” were deleted and the sentence was revised.

Introduction, page 5

4. In the opening paragraph, please revise to state as a belief that the Overhead Door Saver greatly reduces overhead door repairs or provide us supplemental support for that statement. Similarly revise at page 17.

Revision was made on Page 5 and page 17 indicating that it is our “belief”.

5. We note your response to our prior comment seven. Please also revise the statement on page 17 that you are an “exclusive distributor of automotive parts”

to clarify what you mean by this.

Revision was made and “exclusive” was removed.

Company Assets, page 5

6. We note your response to our prior comment eight. With a view to revised disclosure please explain to us the basis for your statement that you may be adequately capitalized for the next 12 months “based on the fact that currently only commissions have been paid and are currently being paid.” In this regard we note from your financial statements that you have other expenses and that you will have additional expenses as a public company.

Paragraph was revised to reflect our current cash.

Also the paragraph in Future Assets and Growth was changed to reflect our “burn rate”

7. We note your response to our prior comment 10, and we reissue the comment. Please disclose your current average monthly “burn rate” and the month you will run out of funds without the addition of capital.

The paragraph was revised with a view towards disclosure of our cash position and monthly burn rate.

Future assets and growth, page 6

8. We note your response to our prior comment 13. We note the statement on page six that you “currently do not have a specific capital amount that will be needed to reach the goals of [y]our Business Strategy.” With a view to revised disclosure please tell us why you do not have a specific capital amount that will be needed to reach the goals of your business strategy. Please also refer to our previous comment 31. To the extent you discuss future business plans or strategies, you need to balance your disclosure by providing timelines, discussing the material steps and the availability of additional financing.

Revision was made on page 6 and on page 17 to further detail business stragegy and costs involved.

9. We note your response to our prior comment 15. Please revise to state that there is no guarantee that you will be able to increase your revenue streams.

Revision was made in the paragraph entitled “Company Assets”

Risk Factors, page 8

10. We note your response to our prior comment 19. You indicate in your response that there are other parties who are not employees or officers or directors who have received commissions from sales generated. With a view to revised disclosure please explain to us your business arrangements with these individuals, how many individuals you are referring to, and over what period commissions were paid to these individuals.

An additional risk factor was added: A LARGE PORTION OF OUR SALES ARE MADE BY INDIVIDUALS WHO ARE NOT EMPLOYEES AND ARE NOT CONTRACTED BY THE COMPANY.

Our Products or Processes Could Give Rise to Claims that Our Products Infringe on the Rights of Others, Page 10

11. We note your response to our prior comment 24. We note your disclosure that with respect to the Overhead Door Saver that there was an existing patent for the basic technology. Please revise this risk factor to discuss the existence of the existing patent.

The risk factor was revised.

We May be Subject to Claims of Trademark Infringement, Which May Harm Our

Business, Page 10

12. We note your response to our prior comment 23 that the owner of the Portable Tow Truck sells the product on a retail only basis. We also note disclosure throughout the prospectus that you intend to expand into the retail markets. Please provide a separate risk factor addressing risks attendant to competing with your own manufacturer in the retail markets including any damage it could cause to your relationship with your manufacturer. Please also revise your Competition discussion on page 17 to address retail competition with your manufacturer. Please clarify whether it was your company who developed the Portable Tow Truck or whether it was OTW Enterprises LLC. In this regard, explain the relationships between these companies as it relates to the end product of the Portable Tow Truck being produced.

The risk factor was revised to clarify.

13. In this regard we also note the statement on page F-12 that your Marketing/Sales Contract with OTW Enterprises LLC “entitles the Company to exclusive marketing rights within the USA and Europe for the Portable Tow Truck and the Overhead Door Saver.” It is unclear to us how the existence of www.theportabletowtruck.com is consistent with this agreement.

The risk factor was revised to clarify. On F-12 in the footnotes to the financial statements the section entitled Purchase Agreements was also changed to clarify.

14. Please file your Marketing/Sales Contract with OTW Enterprises LLC as an exhibit to your next amendment.

The contract was filed as an exhibit.

Selling Security Holders, page 12

15. We note your response to our prior comment 26. Please identify the individual or individuals who have voting and dispositive power with respect to the shares held by each of Mercer Group and Cabb Enterprises.

The individuals were noted in a footnote to the Selling Security Holders chart.

No Public Market for Common Stock, page 16

16. We note your response to our prior comment 28. Please remove the reference to the Over The Counter Bulletin Board “operated by NASDAQ” on page 3 and the

“NASD” OTC Bulletin Board on page 10.

Revision was made.

Description of Business, page 17

17. We note your response to our prior comment 31. We also note reference on page six to products you “intend to develop, produce and distribute over the next fiscal year” other than the overhead door saver. This does not appear consistent with your disclosure on page 17 under “Adding new product lines.” Please reconcile these disclosures.

“intend to develop, produce and distribute over the next fiscal year” was removed on page 6.

on page 17 under “Adding new product lines” the section was revised.

18. In this regard, as applicable, please revise your “Adding new product lines” discussion to include a timeline discussing the material steps and costs involved for the development of the “new products” discussed on page 5 and the products other than the overhead door saver that you “intend to develop, produce and distribute over the next fiscal year,” as indicated on page six.

Page 5, 6 and page 17 were revised with regard to new products.

19. With regard to your plans to market the Portable Tow Truck to the retail market and to market the Overhead Door Saver to the fleet market, please revise to more clearly explain the timelines, material steps, and costs involved for each of these initiatives.

We have revised page 17 under Business Strategy to clarify.

20. We note your statement on page 17 that “[yo]ur goal is to sell through means mentioned above: (1) traditional, (2) retail and (3) OES channels.” Please revise your Business Strategy section to more clearly explain the timelines, material steps, and costs involved in reaching these goals.

We have revised the “Business Strategy” to further clarify.

21. With a view to revised disclosure please explain to us why you do not know how much capital would be required to hire a sales force.

We have revised “Business Strategy” to indicated capital required.

Overhead Door Saver, page 17

22. We note the statements “According to some of the UPS mechanics” and “According to some of the mechanics at UPS…” on page 17. Please provide us supplemental consents from these parties. In the alternative please revise the two assertions in this paragraph and the similar assertion in the fifth paragraph under Industry Overview to indicate that this is the belief of management.

Revisions were made.

Employees, page 19

23. Please revise this discussion in light of your disclosure on page 17 that you have recently hired sales people. Please state the number of total employees and number of full-time employees.

Revision was made.

Executive Compensation, page 21

24. We note your response to our prior comment 38. We note that the table includes a row for “2008-2010.” Please revise to provide separate rows for each year shown in the table with separate amounts in each row.

Revision was made.

Report of the Independent Registered Accountant, pages F-1 and F-2

25. We note that the Company’s Statement of Changes in Shareholders’ Equity includes activity from February 23, 2005 through December 31, 2007 in addition to that for the years ended December 31, 2008, 2009 and 2010. Please either obtain a report of the independent registered accountant which covers the statement of changes in equity for all periods presented or revise the statement of changes in stockholders’ equity to eliminate the presentation of the activity for the period from February 23, 2005 through December 31, 2007. Note E to the financial statements should be similarly revised.

Revision was made both to the Company’s Statement of Changes in Shareholders’ Equity and to Note E.

Statement of Cash Flow for the six month period ended June 30, 2011 and 2010, F-9

26. The amount of net cash provided by operating activities in your statement of cash flow for the six month period ended June 30, 2011 of $(36,879) does not equal your net income for this period plus the adjustments to reconcile net income to net cash provided by operating activities. It appears this amount should be $8,771.

The mistake was noted, we have included the most recent financials for the quarter ended September 30, 2011 and have removed the quarter ended June 30, 2011.

Item 26. Recent Sales of Unregistered Securities, page 28

27. As to any securities sold otherwise than for cash, state the aggregate amount of consideration received by the registrant. Refer to Item 701(c) of Regulation S-K.

Revision was made.

Other

28. With respect to the unaudited financial statements provided for the interim period, please revise to mark only the columns and financial information that pertains to June 30, 2011 as “Unaudited’, rather than the entire header.

Noted and changed in the updated interim report.

December 31, 2010 financial statements which have been audited by your independent registered public accountant.

29. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

The latest interim report was included in this amendment with the quarter ended September 30, 2011. Please note that the footnotes and other references to the quarter were also changed where applicable.Those changes were marked in the Reviewer’s copy.

30. Please ensure that future amendments to your Form S-1 registration statement aremarked to reflect changes to the document made since the previously filed amendment.

We have noted your comment and have marked the amendment accordingly.

Signatures

31. We note your response to our prior comment 44. Please revise the second part of the signature block to also indicate who is signing in the capacity of controller or principal accounting officer.

The revision was made.

Consent of Independent Registered Public Accountants

32. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement. Also, please note that your consent refers to your opinion dated June 3, 2011, which is inconsistent with the June 6, 2011 report date. Please ensure that consents filed in future amendments refer to the correct report dates.

Consent has been filed with the correct dates.

Sincerely,

/s/ David Funderburk

Principal Executive Officer of Autovative Products, Inc